EXHIBIT 99.1

Anfield Energy Announces Shareholder Approval at Special Shareholder Meeting of Uranium Energy Corp. as a Control Person

VANCOUVER, British Columbia, March 02, 2026 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (TSX.V: AEC; NASDAQ: AEC; FRANKFURT: 0AD) (“Anfield” or the “Company”), announces that the shareholders of the Company considered and voted at the special meeting of shareholders held on February 27, 2026 (the “Special Meeting”) to approve Uranium Energy Corp. (“Uranium Energy”) as a control person of the Company and the issuance by the Company to UEC Energy Corp. (“UEC”), a wholly-owned subsidiary of Uranium Energy, of 896,861 common shares in the capital of the Company, (each, a “Subscription Receipt Share”) upon conversion of certain Subscription Receipts (as defined below) issued by the Company to UEC, following satisfaction of the Escrow Release Conditions (as defined below), all as described in more detail in the Company’s management information circular dated January 27, 2026. The common shares of Anfield (the “Common Shares”) beneficially owned by Uranium Energy were excluded from the vote as required by the TSX Venture Exchange (“TSXV”). The Company also announces that it has issued the 896,861 Subscription Receipt Shares to UEC.

The Special Meeting was held in connection with Company’s previous non-brokered private placement of 896,861 subscription receipts of the Company (the “Subscription Receipts”) issued to UEC (the “Offering”) (see news release dated January 12, 2026). Each Subscription Receipt entitled UEC to receive, upon satisfaction of the Escrow Release Conditions one (1) Subscription Receipt Share, without payment of additional consideration and without further action on the part of UEC. The Company required the approval of the TSXV of the participation of Uranium Energy, through its wholly-owned subsidiary, UEC, in the Oﬀering and, pursuant to the policies of the TSXV, the approval of the disinterested shareholders of the Company of Uranium Energy as a “Control Person” of the Company (as such term is deﬁned by the policies of the TSXV) by at least a simple majority of the votes cast at the Special Meeting, excluding votes attached to Common Shares held by Uranium Energy and its “Associates” and “Aﬃliates” (as such terms are deﬁned by the policies of the TSXV) (the “Escrow Release Conditions”).

About Anfield

Anﬁeld is a uranium and vanadium development company that is committed to becoming a top-tier energy-related fuels supplier by creating value through sustainable, eﬃcient growth in its assets. Anﬁeld is a publicly traded corporation listed on the NASDAQ (AEC-Q), the TSXV (AEC-V) and the Frankfurt Stock Exchange (0AD).

On behalf of the Board of Directors

ANFIELD ENERGY INC.
Corey Dias, Chief Executive Oﬃcer

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Contact:
Anﬁeld Energy, Inc.
Corporate Communications
604-669-5762
contact@anﬁeldenergy.com
www.anﬁeldenergy.com

This news release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable Canadian securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. The forward-looking statements contained herein may include. Forward-looking statements are based on the Company’s current beliefs and assumptions as to the outcome and timing of future events. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, among other things: the risk that the Subscription Receipt Shares may not be issued as contemplated or at all, the risks and uncertainties relating to exploration and development, the ability of the Company to obtain additional financing, the need to comply with environmental and governmental regulations in Canada and the United States, fluctuations in the prices of commodities, operating hazards and risks, competition and other risks and uncertainties and other such factors as are set forth in the annual information form for the Company’s most recently completed year end, as well as the management discussion and analysis and other disclosures of risk factors for the Company, filed on SEDAR+ at www.sedarplus.ca. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.